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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For the Month of MAY 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                  ---

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                  ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No  X
                                    ----        ----

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-             .
                                       -------------

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

                                                              [GRAPHIC  OMITED]

                                                                NEWS  RELEASE


FOR IMMEDIATE RELEASE MAY 28, 2003
----------------------------------

Contact:  Allen & Caron Inc.                                Rene  Randall
          Joseph Allen (investors)                         (604) 683-8286
          (212) 691-8087                               rrandall@bmgmt.com
          joe@allencaron.com
               or
          Kari Rinkeviczie (media)
          (616) 647-0780
          kari@allencaron.com


                       MFC BANCORP LTD. REPORTS INCREASED
                           2003 FIRST QUARTER RESULTS

NEW  YORK  CITY,  (May  28,  2003)  -  -  -  MFC Bancorp Ltd. (Nasdaq: MXBIF and
Frankfurt Stock Exchange: MFC GR), which operates a merchant bank, reported today its financial results for the first quarter ended March 31, 2003. All figures are in US dollars.

Revenues for the first quarter 2003 increased to $56.4 million, compared to $34.0 million in the first quarter of 2002. Net income for the first quarter 2003 increased to $6.7 million, or $0.50 per share on a diluted basis, compared with $6.3 million, or $0.45 per share on a diluted basis in the same quarter last year.

The Company also announces that the board of directors has approved the adoption of an amended and restated shareholder rights plan agreement, which particulars are set forth in Company's proxy materials.

Commenting on the first quarter results, Michael Smith, President of MFC Bancorp Ltd., said "Our first quarter saw increases in both revenues and earnings pre share over the same period last year. These increases reflect our Company's continuing growth."


                                    - MORE -

MFC  BANCORP  LTD.  REPORTS  INCREASED  2003  FIRST  QUARTER  RESULTS
Page  -2-

ABOUT  MFC  BANCORP

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.
                                                      -------------------------

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.


                            -FINANCIAL TABLES FOLLOW-

MFC  BANCORP  LTD.  REPORTS  INCREASED  2003  FIRST  QUARTER  RESULTS
Page  -3-

                                MFC BANCORP LTD.
                          CONSOLIDATED BALANCE SHEETS
                   AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
                                  (Unaudited)
                          (U.S. dollars; in thousands)


                                         2003            2002
                                       --------        --------
ASSETS

Cash and cash equivalents              $ 61,844        $ 64,835
Securities                               43,291          39,661
Loans                                    49,228          49,303
Receivables                              51,405          34,157
Commodity investments                    11,141           8,338
Properties held for sale                 46,191          46,188
Resource property                        24,890          23,263
Goodwill                                 10,966          10,390
Equity method investments                 5,388           5,012
Prepaid and other                         1,739           1,565
                                       --------        --------
                                       $306,083        $282,712
                                       ========        ========

LIABILITIES

Accounts payable and accrued expenses  $ 32,040        $ 29,931
Debt                                     53,190          43,554
Future income tax liability                 135             163
Deposits                                 26,830          24,815
                                       --------        --------
                                        112,195          98,463

Minority interests                        3,893           3,641

SHAREHOLDERS' EQUITY

Common stock                             47,825          44,485
Cumulative translation adjustment         1,895          11,859
Retained earnings                       140,275         124,264
                                       --------        --------
                                        189,995         180,608
                                       --------        --------

                                       $306,083        $282,712
                                       ========        ========



                                    -  MORE -

MFC  BANCORP  LTD.  REPORTS  INCREASED  2003  FIRST  QUARTER  RESULTS
Page  -4-


                                MFC BANCORP LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
                                   (Unaudited)
               (U.S. dollars; in thousand, except per share data)



                                             2003          2002
                                          -----------  -----------

Financial services revenue                $    56,400  $    34,033

Expenses
     Financial services                        46,284       21,489
     General and administrative                 2,913        5,236
     Interest                                     570        1,006
                                          -----------  -----------
        Total expenses                         49,767       27,731
                                          -----------  -----------

Income before income taxes                      6,633        6,302
Recovery of (Provision for) income taxes           32          (43)
                                          -----------  -----------

                                                6,665        6,259
Minority interests                                 17            9
                                          -----------  -----------
Net income                                $     6,682  $     6,268
                                          ===========  ===========

Earnings per share
     Basic                                $      0.52  $      0.48

     Diluted                              $      0.50  $      0.45

Weighted average shares outstanding
     Basic                                 12,831,854   13,165,195

     Diluted                               12,937,665   14,536,823



                                     # # # #

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant   MFC BANCORP LTD.
             --------------------------------

By          /s/ Michael J. Smith
            ---------------------------------
            MICHAEL J. SMITH, PRESIDENT

Date        May 28, 2003
            ---------------------------------